Exhibit 99.1

Melco Crown Entertainment Limited Announces

Appointment of New Independent Non-Executive Director and

Resignation of Two Current Independent Non-Executive Directors

MACAU, January 12, 2017 - Melco Crown Entertainment Limited (Nasdaq: MPEL) (“MCE” or the “Company,” “we” or “our”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today announced the appointment of Mr. John William Crawford, JP as an Independent Non-Executive Director (“INED”) of MCE. Mr. Crawford will also become a member of each of the audit & risk committee, compensation committee and nominating and corporate governance committee of MCE with immediate effect.

Mr. Crawford has been the Managing Director of Crawford Consultants Limited and International Quality Education Limited since 1997 and 2002, respectively. Previously, Mr. Crawford was a founding partner of Ernst & Young, Hong Kong where he acted as engagement or review partner for many public companies and banks during his 25 years in public accounting and was the Chairman of the audit division and the vice chairman of the Hong Kong office of the firm prior to retiring in 1997. Mr. Crawford has extensive knowledge of accounting issues from his experience as a managing audit partner of a major international accounting firm, and also has extensive operational knowledge as a result of his consulting experience.

Mr. Crawford has served as an INED and chairman of the audit committee of Regal Portfolio Management Limited of Regal REIT since November 2006 and as an INED of Entertainment Gaming Asia Inc. since November 2007. In February 2012, Mr. Crawford was appointed as a member of the conflicts committee of Macau Studio City. Mr. Crawford previously served as an INED and chairman of the audit committee of other companies publicly listed in Hong Kong, the most recent of which was E-Kong Group Limited until June 8, 2015.

Mr. Crawford has been deeply involved in the education sector in Asia, including setting up international schools and providing consulting services. He was a member and a governor for many years of the Canadian International School of Hong Kong and remains active in overseeing and consulting for other similar pre-university schools. Additionally, Mr. Crawford is involved in various charitable and/or community activities and was a founding member of UNICEF Hong Kong Committee and the Hong Kong Institute of Directors.

In 1997, Mr. Crawford was appointed a Justice of the Peace in Hong Kong. He is a member of the Hong Kong Institute of Certified Public Accountants, a member and honorary president of the Macau Society of Certified Practising Accountants and a member of the Canadian Institute of Chartered Accountants.

Mr. Lawrence Ho, Chairman and Chief Executive Officer said, “We are extremely fortunate to have John join the Board at MCE. He has exceptional experience and we look forward to the benefit of his thoughts and counsel.”

MCE also announced today that Mr. James Andrew Charles MacKenzie has tendered his resignation with effect as of February 1, 2017 as an INED of MCE. Mr. MacKenzie was appointed as an INED of MCE on April 24, 2008 and currently serves as the chairman of MCE’s audit & risk committee. At the Company’s request, Mr. MacKenzie has agreed to continue to serve as INED and chairman of MCE’s audit & risk committee until February 1, 2017 so as to assist MCE in the transition of his responsibilities.

Upon the effectiveness of Mr. MacKenzie’s resignation on February 1, 2017, Mr. Alec Yiu Wa Tsui, an INED of MCE since December 18, 2006 and chairman of our nominating and corporate governance committee and a member of our audit & risk committee and compensation committee, will assume the role of audit & risk committee chairman.

Additionally, MCE announced that Mr. Robert Wason Mactier has tendered his resignation with immediate effect. Mr. Mactier was appointed as an INED of MCE on December 18, 2006 and served as a member of MCE’s compensation committee and nominating and corporate governance committee.

Messrs. MacKenzie and Mactier informed MCE that they wish to reduce their workloads so as to be able to devote greater time and focus to their many other businesses and charitable commitments. Messrs. MacKenzie and Mactier confirmed that their resignations are not due to any disagreements with the Board or the Company with respect to any of our operations, policies or practices and that they are not aware of any matter relating to their resignations that needs to be brought to the attention of our shareholders.

Mr. Lawrence Ho, Chairman and Chief Executive Officer said, “I want to extend the gratitude of the Board and myself to Mr. MacKenzie and Mr. Mactier for their many years of service and the contributions they made to the Board and the Company during their tenure. We wish them continued success in all of their future endeavors.”

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of Melco Crown Entertainment.

For investment community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiries, please contact:

Maggie Ma

Chief Corporate Communications and Corporate Affairs Officer

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

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